Filed by Rovi Corporation Pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Rovi Corporation (Commission File No. 000-53413),

TiVo Inc. (Commission File No. 000-27141), and

Titan Technologies Corporation (Commission File No. 000-53413)

Below is a transcript of Rovi Corporation’s Chief Executive Officer, Tom Carson, and TiVo, Inc.’s interim Chief Executive Officer, Naveen Chopra, recent interview on Bloomberg, which was posted on Rovi Corporation’s website on May 6, 2016.

EMILY CHANG: Last week we learned Rovi agreed to buy DVR pioneer TiVo in a deal valued at just north of $1 billion. The deal combines two powerful players in the world of TV technology patents at a time when they maybe more important than ever. Joining us now to discuss the deal is the Rovi CEO Tom Carson who will lead the new company and TiVo interim CEO Naveen Chopra. TiVo is known for dvring, it’s a household brand name. Rovi is the guy that tells us what is on. What is this combined company going to be known for? What’s your focus? Tom, we’ll start with you.

TOM: Thanks for having me on. We just came back from an all hands meeting with TiVo employees and the excitement has been incredibly high and a lot of it has to do with the fact that the combined companies now have an incredible arsenal of technologies for allowing consumers to get to the content they want. For us this was all about the product side of the business and helping us formulate a company that is just better from a product perspective than either one of us could be by ourselves.

EMILY: Naveen, TiVo of course has seen the march of technology in this space for now a couple of decades. The FCC may be on the verge of opening up the set-top box market to more competition. How would it impact you guys if Google gets into the market, if Amazon and Apple push even further into the set-top box market?

NAVEEN: Well it kind of all speaks to a lot of the rationale behind TiVo and Rovi coming together. The world of television has just changed phenomenally over the last two or three years. As you pointed out, a lot of new players coming in, consumer behavior has changed substantially. We really see this as an opportunity to take what TiVo has done, which is to create what many view as the best possible way to watch television and the gold standard, and bring that together with a lot of the smarts and plumbing that Rovi has provided to help make all of that possible. And to the extent that the FCC is able to create more opportunity for innovation and competition in that arena, we think the combination of these two companies positions us even more strongly to play with a lot of very large Silicon Valley companies being part of that as well.

EMILY: You guys have a powerful patent portfolio combined. We’ve also seen both of these companies in litigation with the likes of Comcast, Netflix, Google over patent licensing issues. Are we going to see more of that?

TOM: This deal was really not about acquiring additional intellectual property. Sometimes Rovi gets a reputation for being more of a patent bully. Frankly the reality is we work very hard with our prospective licensees to come to an agreement that is fair in mutually agreeable. Honestly less than 2% of the agreements we have actually end up coming from a litigation. The vast majority of the license agreements are done amicably. This is really again about the product business. As I mentioned earlier and Naveen mentioned, this is a great team of two companies that really do in their respective areas have great product technologies that on a combined basis allows the company to be effectively twice the size it is now.

EMILY: That said some of these guys are developing their own IP for TV channel guides as well. Do you have IP that they need?

TOM: We do. The way to think about it is that anybody that has — that is doing a search for video content in whatever way, shape or form they are doing it has a high probability of needing a license under the Rovi patents. Saying that, even in cases where we’re having licensing disagreements or discussions with prospective licensees, what we find is that they have a very high interest in a lot of the product technologies because frankly the product technology that we have in guidance, search and recommendation and conversational search between the two companies really are best of breeds. It allows the dynamic of the discussion to be not just on intellectual property but on cutting-edge technologies that they will need for their products.

EMILY: Well we will certainly be watching the future of set-top boxes as a rapidly evolves. Rovi CEO Tom Carson and TiVo CEO Naveen Chopra, thank you so much.

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NO OFFER OR SOLICITATION

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

FORWARD-LOOKING STATEMENTS

This press release or any statements incorporated by reference herein, including, for example, regarding the proposed transactions among Rovi Corporation (the “Company”), Titan Technologies Corporation (“Parent”) and TiVo Inc. (“TiVo”), the product offerings of the combined companies, future performance and size of the combined companies, and any other statements about Company or TiVo management’s future expectations, beliefs, goals, plans or prospects, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1965, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on the Company’s current expectations, estimates and projections about its business and industry, management’s beliefs and certain assumptions made by the Company or TiVo, all of which are subject to change. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature may be used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. We believe that these factors include, but are not limited to, the following: 1) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; 2) uncertainty as to the actual premium that will be realized by Company stockholders in connection with the proposed transaction; 3) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of the Company and TiVo; 4) uncertainty as to the long-term value of Parent common shares; 5) unpredictability and severity of natural disasters; 6) adequacy of the Company’s or TiVo’s risk management and loss limitation methods; 7) the resolution of intellectual property claims; 8) seasonal trends that impact consumer electronics sales; 9) Parent’s ability to implement its business strategy; 10) adequacy of Parent’s, the Company’s or TiVo’s loss reserves; 11) retention of key executives by the Company and TiVo; 12) intense competition from a number of sources; 13) potential loss of business from one or more major licensees; 14) general economic and market conditions; 15) the integration of businesses Parent may acquire or new business ventures Parent may start; 16) evolving legal, regulatory and tax regimes; 17) the expected amount and timing of cost savings and operating synergies; 18) failure to receive the approval of the stockholders of either the Company or TiVo; 19) litigation related to the transaction; 20) unexpected costs, charges or expenses resulting from the transaction; and 21) other developments in the DVR and advanced television solutions market, as well as management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in the Company’s annual report on Form 10-K for the period ended December 31, 2015, the Company’s Quarterly Report on Form 10-Q for the period ended March 31,2016, TiVo’s annual report on Form 10-K for the period ended January 31, 2016 and other documents of the Company, Parent and TiVo on file with the Securities and Exchange Commission (“SEC”). Our SEC filings are available publicly on the SEC’s website at www.sec.gov. Any forward-looking statements made or incorporated by reference in this press release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any stockholder of Rovi, TiVo or Parent. In connection with the Merger Agreement Rovi, TiVo and Parent intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Parent that will contain a joint proxy statement/prospectus. ROVI AND TIVO STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT ROVI, TIVO, PARENT AND THE PROPOSED TRANSACTION. Stockholders may obtain a free copy of the joint proxy statement/prospectus (when it becomes available), as well as any other documents filed by Rovi, Parent and TiVo with the Securities and Exchange Commission, at the Securities and Exchange Commission’s Web site at http://www.sec.gov. Stockholders may also obtain a free copy of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus from Rovi by directing a request to Rovi Investor Relations at +1-818-565-5200 and from TiVo by directing a request to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York, 10016, (212) 929-5500, proxy@mackenziepartners.com.

PARTICIPANTS IN THE SOLICITATION

Rovi, Parent, TiVo and their respective directors and executive officers and other members of their management and employees may be deemed, under Securities and Exchange Commission rules, to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Rovi’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on March 10, 2016 and information regarding TiVo’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on June 1, 2015. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus that Parent will file with the Securities and Exchange Commission when it becomes available. Stockholders may obtain a free copy of these documents as described in the preceding paragraph.